SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of September 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated September 10, 2001

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-9106, 333-13350 and 333-66044.

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PRESS RELEASE                                         FOR IMMEDIATE PUBLICATION


                   Digital 4Sight and CGI announce partnership


Toronto, September 10, 2001-Digital 4Sight and CGI Group Inc. (NYSE: GIB, TSE:GIB.A) are pleased to announce a joint investment that will accelerate Digital 4Sight's expansion as a leading strategy and research firm.

Founded in 1994 as the Alliance for Converging Technologies, Toronto-based Digital 4Sight, employing 40 professionals, has built a global reputation for thought leadership and foresight into the impact of emerging technologies on competitive strategies and high performance organizations. The firm has a successful record of delivering seminal strategic thinking through its research programs to clients such as Royal Dutch/Shell, IBM, EDS, General Motors, Procter & Gamble, World Bank, Siebel Systems, 724 Solutions, and national governments worldwide.

CGI and the Digital 4Sight management team will jointly own Digital 4Sight. Terms of the arrangement were not disclosed. In January 2001, Digital 4Sight, a financially healthy company, was acquired by itemus inc., which declared bankruptcy in July 2001. The Ontario court has approved the purchase of Digital 4Sight's assets by the combined group.

Digital 4Sight co-founders Don Tapscott, David Ticoll and Alex Lowy will continue in senior roles responsible for thought leadership and client relations. Tapscott, Ticoll and Lowy are authors of recent bestseller Digital Capital, a Harvard Business School Press book. Phil Hood has been named as chief executive officer of the venture, and Joe Sauer will be chief operating officer. Both are veteran employees of Digital 4Sight.

"We plan to continue serving our clients with the same standard of excellence and independence we have always delivered," said Mr. Tapscott. "This is also a new beginning, and we are excited about the many initiatives that we are beginning to plan."

"We are delighted to enter into this partnership with the management and employees of Digital 4Sight," said Michael Roach, president, Canada and Europe for CGI. "CGI's clients will benefit from this investment in the kind of thought leadership and groundbreaking research Digital 4Sight has undertaken on behalf of clients around the world."


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                                       2

About Digital 4Sight
With headquarters in Toronto, Digital 4Sight has approximately 40 staff. Founded in 1994 to do syndicated research, the firm has expanded into strategic consultancy services in recent years. Founders Don Tapscott, David Ticoll and Alex Lowy have written several books focusing on the impact of technology on business, government and society. Further information is available at www.digital4sight.com.


About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of more than 13,000 professionals. CGI's annualized revenue run-rate totals US$1.3 billion (CDN$2.0 billion). CGI's order backlog currently totals US$5.7 billion (CDN$8.8 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients in the United States, Canada, the United Kingdom, France, India, Japan, and Australia from more than 60 offices in more than 20 countries. CGI's shares are listed on the NYSE (GIB) and the TSE (GIB.A). They are included in the TSE 300 Composite Index as well as the S&P/TSE Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.ca.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities commissions, on the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal and with the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -30-
 For more information:

 Digital 4Sight:
 Phil Hood
 Chief executive officer
 (416) 979-7899


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                                       3



 CGI:
 Investor relations
 USA
 Julie Creed
 Vice-president, investor relations
 (312) 201-1911

 Canada
 Ronald White
 Director, investor relations
 (514) 841-3230

 Media relations
 Eileen Murphy
 Director, media relations
 (514) 841-3430



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CGI GROUP INC.
                                        (Registrant)


Date:  September 10, 2001               By  /s/ Paule Dore
                                        Name:   Paule Dore
                                        Title:  Executive Vice President
                                                and Chief Corporate Officer
                                                and Secretary